UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2002



NORTHERN CROWN MINES LTD.
(Translation of registrant's name into English)

#1407 – 675 West Hastings Street, Vancouver, British Columbia, Canada V6B 1N2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ☐



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Northern Crown Mines Ltd.
(Registrant)

Date: May 30, 2002

By ______________________
Jeannine Webb, Chief Financial Officer and Corporate Secretary

*Print the name and title under the signature of the signing officer.

This is a form of a material change report required under section 85(1) of the *Securities Act* and section 151 of the *Securities Rules.*

**BC FORM 53-901F**
**(previously Form 27)**
***Securities Act***

**MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE SECURITIES ACT**

NOTE: This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE: Every report required to be filed under section 85(1) of the *Securities Act* (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure".

NOTE: WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

**Item 1. Reporting Issuer**

**NORTHERN CROWN MINES LTD.** (the "Company")
1407 – 675 West Hastings Street
Vancouver, BC
V6B 1N2

**Item 2. Date of Material Change**

1) May 22, 2002
2) May 23, 2002

**Item 3. Press Release**

A press release was issued in Vancouver, British Columbia on:

1) May 23, 2002
2) May 23, 2002

**Item 4. Summary of Material Change**

1) The Issuer realized gross proceeds of $225,000 on the completion of a private placement of 1,500,000 units.

2) The Issuer has entered into a second amending agreement dated April 30, 2002 with Teck Cominco Limited, which agreement has been accepted for filing by the TSX Venture Exchange, to further amend the December 4, 2001 Funding and Participation Agreement, as amended February 20, 2002. The second amending agreement extends all financing and warrant exercise dates by 60 days.

**Item 5. Full Description of Material Change**

1) The Issuer has completed a unit private placement by selling 1,500,000 units at a price of $0.15 per unit for gross proceeds of $225,000. Each unit consists of one Common share and one non-transferable Common share purchase warrant (a "Warrant") of the Issuer, one Warrant

entitling the holder to purchase one additional Common share of the Issuer at a price of $0.15 per share until May 23, 2003. Under the polices of the TSX Venture Exchange and the provisions of Multilateral Instrument 45-102, any shares, warrants or shares issuable on the exercise of warrants are subject to a hold period expiring on September 23, 2002;

2) The Issuer has entered into a second amending agreement dated April 30, 2002 with Teck Cominco Limited, which agreement has been accepted for filing by the TSX Venture Exchange, to further amend the December 4, 2001 Funding and Participation Agreement, as amended February 20, 2002. The second amending agreement extends all financing and warrant exercise dates by 60 days.

Pursuant to the second amending agreement, the expiry date of the 390,000 non-transferable warrants held by Teck Cominco has been extended to July 8, 2002, the date by which the Company must complete a minimum $1,500,000 financing in order for Teck Cominco to exercise these warrants has been extended to June 30, 2002 and Teck Cominco's next funding election by subscription for special warrants for an amount varying from a minimum $184,000 to a maximum $246,000 must be completed to enable Teck Cominco to maintain future participation rights, has been extended to on or before September 15, 2002.

**Item 6. Reliance on Section 85(2) of the Act**

N/A

**Item 7. Omitted Information**

None

**Item 8. Senior Officers**

The Senior Officer of the Company who is knowledgeable about the material change and the report is John S. Brock, President and Chief Executive Officer (604) 687-4951.

**Item 9. Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 30th day of May, 2002.

**NORTHERN CROWN MINES LTD.**

By: *"John S. Brock"*

President and Chief Executive Officer
(Official Capacity)

John S. Brock
(Please print here name of individual whose signature appears above.)